Filed by Comcast Corporation Pursuant to Rule 425
                               under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                               Subject Company: AT&T Comcast Corporation
                               Commission File No. 333-82460

                               Date: May 2, 2002


     The following conference call was held by Comcast on May 1, 2002:


                               Comcast Corporation
                 First Quarter Earnings Release Conference Call
                                   May 1, 2002

Operator:         And welcome, everyone, for the first quarter earnings release conference call for Comcast Corporation. Today's call is being recorded. At this time, for opening remarks and introduction, I would like to turn the call over to Executive Vice President and Treasurer of Comcast, Mr. John Alchin. Please go ahead, sir.

John Alchin:      Thank you, Operator, and welcome, everybody, to our first
                  quarter 2002 earnings call. Just before I proceed, I would like to remind everybody of our Safe Harbor disclaimer and that this conference call contains forward-looking statements that are subject to certain risks and uncertainties. I would refer you to our 10K for a full list of those risks and uncertainties as outlined. The call this morning, we have everybody here with Ralph, Brian, Julian, Larry Smith, Steve
                  Burke, Bill Costello. Steve will give you some additional color on the terrific results that we had out of the Cable
                  Division this quarter. Bill will be available for Q&A on the great results that have come out of QVC, and we will then open to general questions and answers. The results have really been fantastic this quarter. It is one of the best ever results out of the Cable Division in terms of revenue and cash flow growth. Revenue and operating cash flow are driven by over 60% growth in addition of new service revenue generating units. In fact, our Digital and On-Line products represented over 6.8 percentage points of growth. That is more than half of the 12.3% growth that the Cable Division reported in revenue for this quarter, and we did this even though we had to transfer
                  100% of our High-Speed Data customers in the first quarter.
                  QVC results remain very strong in a rather soft retail environment, and I would refer everybody to the front page The
                  Wall Street Journal article this morning that just highlights how QVC continues to attract new buyers and also people who want to get their products onto QVC. So, we had a great quarter in our Content Division in the face of rather soft advertising with almost 34% growth in operating cash flow including our new channel, G4, which launched just recently.
                  The final point I would make before we go into the details of the call is that we have just about completed the final documentation on a $12.8 billion bank line of credit that, along with our existing lines of $4.4 billion, gives us over $17 billion of credit availability to meet the needs that we have at closing and leaves us with about $3 billion of undrawn availability at close. However, to drill down into the results, on a consolidated basis, we reported 19.7% increase in revenue to $2.7 billion and 28% increase in operating cash flow to over $800 million. When we adjust those numbers only to reflect the timing of acquisitions to present a pure apples-to-apples comparison, revenues increased 12% and operating cash flow 18.3%, and every one of our divisions, Cable, QVC, and the Content Divisions, all reported double digit revenue and operating cash flow growth. If we drill in then to the Cable Division, we reported 12.3% revenue growth to $1.47 billion. That is up from fourth quarter growth of 9.1%, up from first quarter last year 8.5%, and as I mentioned a little earlier on, fully 6.8% of the points of growth, the 12.3% growth that we report for the quarter, came from our Digital product and our On-Line data product. That is up 36% from the levels of contribution made by those two products in the first quarter of last year. Other drivers of revenue include consistent subscriber growth at almost 1%, 0.9%, bringing us to a subscriber count of 8.511 million at the end of March, adding about 40,000 subscribers in the first quarter of this year. Further contribution from ad sales, which was up 13.6%, better than the 7% decline that we had in the fourth quarter of 2001. But, we really could not be more pleased with Cable's operating cash flow growth, an increase of 13.5% to $598 million for the quarter, and there is a very strong trend line developing here. We are up 11% in the first quarter of last year, 12% by the time we got to the fourth quarter of last year, 13.5% first quarter of this year. Margin was on a pro forma basis, restated for the treatment of new accounting treatment for franchise fees, up 50 basis points to 40.7%.
                  That is up from 40.2% a year ago, and even if we go back to the old accounting treatment for franchise fees, you would still see an almost similar increase in the operating margin.
                  As I mentioned before, the single-most important driver in the first quarter of cable revenue and operating cash flow continues to be new service RGU growth. We added fully 300,000 new service RGUs in the first quarter and over 1.3 million in the last 12 months. That is a 59% increase in the number of
                  2.25 that we had at the end of first quarter last year, bringing us to a total number of 3.58 million at the end of the first quarter of this year. In the Comcast On-Line product, our High-Speed Data product, we continue to see strong demand despite the fact that we have to transition 100% of our customer base from the Excite@Home network to our own network in a six-week period. We finished the quarter with an 81% increase in the number of data customers from where we were a year ago, an increase of almost 466,000 over that period of time from a base of 575,000 a year ago. We finished the quarter with 1.04 million customers. And, if you look at what happened to our weekly ads during that period, weekly ads throughout the quarter were about 7,000 a week, but if you drill in behind that number, you find in January we were adding less than 5,000 a week. That increased throughout the quarter to give us an average of 7,000. We are now adding almost 10,000 a week. So, the momentum has really built from the slow-down that we incurred because of all of the effort that was required in the transition. Furthermore, another really strong development in this product line is that you see an 8.5% increase in average revenue per unit for this product.
                  The average revenue per unit increased to $40.10 from $36.95 in the first quarter of last year, but in fact if you look at the increase over where we were in the fourth quarter last year, we are up in excess of 14% because of some promotional activities that were taking place in the fourth quarter. So, customers are now paying us $39.95 for the monthly service plus $5.00 for the modem if they lease the modem from us and over 75% of the customer base do in fact lease the modem from us. And, now that we are out of the transition, we are continuing to see very stable churn in this product, absent the impact of the transition in January as we wrapped up the quarter and as we went into April, the churn numbers stabilized at around 1.5% to 2% on the product. This is a product that is now available to over 80% of our customer base. Out of the 13.5 million homes that we have, fully 11.3 million homes have access to this product. That is up almost a million homes from where we were at the end of 2001. This is a product that by the end of this year will be available to 86% of our homes. Over 12 million homes will have access to the product at year end. It is also a product that we are seeing rapid improvement in our operating cash flow margins.
                  Operating margins increased from about 10% to 15% in the first quarter of last year to about 25% in the first quarter of this year, and we believe that this margin can further improve into the 30% to 40% range over the next 12 months as we continue to increase the subscriber base. The four point improvement, 4 percentage point improvement in operating cash flow growth from the On-Line product reflects our ability to cut costs from the level that we incurred when we were on the Excite@Home network where it was costing $12 to $13 a month down to a level of about $7 to $8 per customer per month.
                  Steve is going to say more about the On-Line rollout strategy when I wrap up the commentary on the Cable Division. Digital had another terrific quarter. Demand was much stronger than we expected. We finished the quarter with 2.54 million Digital subscribers representing 51% growth or fully 862,000 additions over the last 12 months from the 1.7 that we reported at the end of the first quarter last year. We added over 204,000 subscriptions in the first quarter, up 29% over the first quarter last year and essentially flat with where we were in the fourth quarter of last year, and at the same time, we continue to hold the average revenue per unit for each box at about $10.60, up sequentially by about 1%. We have added additional disclosure in our pro forma disclosure at the back of the


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


                  press release this time, showing that each home has approximately 1.3 boxes and this now means we are adding both boxes and subscribers. The average Digital customer is now paying us approximately $14.40, about 9% higher than the $13.25 we reported in the first quarter of last year. The margin on this product continues to remain very strong, in the 80% to 85% range. So, it continues to be a significant contributor to operating cash flow. Just before I pass to Steve to describe the next phase of Digital and an update on the On-Line rollout, let me just reiterate guidance for the quarter. All of the trends in the Cable Division bode well for a very strong year in this division. We have accelerating revenue and cash flow growth, and declining capital expenditure. Capital expenditure in the Cable Division this quarter at $358 million is down 18% from a year ago, and in fact, our cap ex in the Cable Division is slightly front-end loaded this year. We have completed rebuild of almost twice as much plant in the first quarter as we had budgeted some 3,800 miles of an 8,000 mile rebuild that we had planned for this year and it was completed in the first quarter. So, we finished the quarter with 83.5% of our plant at 750 or 860 megahertz of capacity, and we are reiterating our guidance of $1.3 billion for Cable cap ex for the year. The acceptance of both Digital Cable and the On-Line service is far outstripping our expectations, and this is further contributing to our confidence in our ability to meet the guidance at year end. With that, I will just pass over to Steve to go into further detail before we go onto QVC.

Steve Burke:      Thank you, John. When we put our budgets together this year in
                  September or October, we were looking at a world that was post-September 11th and thinking about the impact on our ad sales and the rest of our business, the consumption of new products, uptick of new products. We were also looking at @Home literally disintegrating in the need to shift to the new network, and we were also realizing that at some point, without a product enhancement, Digital growth would start to slow down. The good news is now after the first quarter, it appears that on all of those measures, all of those worries, we are in much stronger shape than we thought we would be when we put our budget together. So, it has been, I think, both a strong quarter with solid results across the board, but I think also a very strong indication that 2002 is going to be a better year than we had originally budgeted a few months ago.
                  If you look at the key indicators that we look at whenever we analyze our business, all of our key indicators are in good shape. As John mentioned, basic sub growth of 40,000 during the quarter or .9% growth trailing. The Digital net ad number of 203,000 is the strongest first quarter we have ever had for Digital, and it now appears that we are going to be rolling out our video-on-demand product quickly enough that there is really no reason that we can see for our Digital net ads to slow down this year if we can get video-on-demand out to 6 million of our 13 million homes by the end of this year, which is our goal. High-Speed Data, the net ad number was comparable to last year, but as John mentioned, it was really two different stories. In the first two or three weeks in January, we focused 100% of our attention on getting everyone converted to the new network and getting that network stabilized. The good news is for the last eight weeks, we have had a very stable network. The customer contact rate in the last couple of weeks, which is a very good surrogate for service quality, is actually lower than it ever was under @Home. So, we think we are in very good shape with a more secure, stabilized network and the good news is in the month of March, after we made the transition, our weekly net ads were 30% higher than last year. I think as you come out of the first quarter into the second, third, and fourth quarters you are going to see an acceleration of our High-Speed Data business which is positive both in terms of revenue growth, but also with the improving economics that John mentioned in his overview. As it relates to ad sales, we signaled in the fourth quarter that we thought or hoped that this was going to be a bottoming of the ad sales business. We were down 7% in the fourth quarter. We were up
                  13% this quarter, and when we look out into the future, we see those positive trends continuing into the second quarter and hopefully beyond. The good news is the regional interconnect strategy, which we have talked about on these calls before, is really what is driving this growth. We were up over 20% in the regional portion of our business, and we see that continuing as the 16 Interconnects that we have put in place over the last year or so are really starting to kick in. So, when you combine all that, it leads to a cash flow growth of 13.5% which is also the strongest cash flow growth we have had in the first quarter for a number of years. Typically our business, the programming increases click in on January 1st, and we take rate


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


                  increases through the year. The first quarter is normally lower than where we would end up for the year. It is typically our lowest growth quarter. So, I think we are well positioned for the rest of the year. Our organization, I feel, is in very strong shape. Ninety-five percent of our plant is rebuilt which means we are competitive in 95% of our plant and we are also stable. We do not have the stress and strain on our call centers and our organization that rebuilds bring, and it also means, as John mentioned, that our free cash flow for the quarter rose to almost $240 million. In addition, all of the integration work that we have been doing over the last two and three years is now essentially complete. So, we are stable from a management point of view in terms of integrating all those systems and bringing them up to Comcast levels of profitability. As we look toward sometime in the second half of the year, merging Comcast Cable with AT&T Broadband, I think we are in as good shape as we could reasonably hope to be, and we look forward to the challenges ahead. John?

John Alchin:      Thanks a lot, Steve. Let us move onto QVC. As I said at the beginning, for those of you who missed it, a great QVC article on the front page of The Wall Street Journal this morning. So, congrats to the QVC team for the great results and to the PR team for their timing on that article. Just could not have been better. The revenue increased 12.4% to $994 million in the first quarter. In fact, if you go back and look at the trailing 12 months results for QVC, over $4 billion in sales over the trailing 12-month period, a new threshold for QVC. At the same time, operating cash flow improved 11.4% to $192.3 million. The domestic operation delivered revenue growth of 11.5% driven by Homes growth of 4% now in front of 73 million homes, and sales per FTE growth of 7.4% now up to $11.46 from $10.67 a year ago. Cash flow growth in the domestic operation up 11.6% consistent with the revenue growth and resulting in bottom line cash flow margins being stable at 22.6%. If you look back to the gross profit margin though, you see a slight decline down to 36.9%, but what is interesting with this number, this is a result of a change in mix of the products that QVC has been selling, selling more in computers in the Home category and less in jewelry, a higher profit margin business, but if you look at the trend lines though, still very, very encouraging. Going back to 1998, the number was
                  35.1 increasing to 35.6 in 1999, 36 in the first quarter of 2000, and the 36.9 in the first quarter of 2002 continues that very stable, upward trend line. But QVC continues to keep very tight control on both fixed and variable expenses. Telecom expenses are now about a third less than they were five years ago. If you look at the numbers that they were paying five years ago, it was about $.08 a minute down to $.03 a minute or down from $.3.7 a minute in first quarter last year. If you take into account that in the first quarter of this year, they handled over 26.7 million calls with total minutes of 67 million minutes, you will understand why having just a marginal change like that has a huge impact on bottom line efficiency. The results out of Germany, Germany is now in the black for the first in the history of the German operation.
                  Very encouraging to see revenue up 31% to over $60 million for the quarter and continued increase in carriage up over a million homes in the carriage to 24 million homes for the quarter. Still operating at about 40% awareness given the idiosyncrasies of television, channel tuning in that country.
                  No real news out of the UK operation. Basically flat in the first quarter, revenue at $67.6 million and operating cash flow up 5% to $5.8 million from $5.5 million a year ago. We now have QVC Japan celebrating its first anniversary at the beginning of last month. Revenue there almost $12 million for the quarter, running very strongly relative to the budget.
                  Moving onto our Content Division, great results, 11.8% increase in revenue, 34% increase in operating cash flow representing an increase or reflecting an increase in carriage across virtually all fronts in the Content Division. So, each one, E! seeing a 6% increase in carriage for that channel, up to 71 million homes. style up 85% to almost 20 million, 18 million homes style is now in front of with contracts within a couple of years to be in front of over 40 million homes. Golf almost a 25% increase to 47 million homes, and Outdoor Life now consolidated in our numbers, up 23% to 42 million homes.
                  Great news out E!. On Sunday, March 25th, with the most watched day in the network's history, driven by record numbers at the Academy Awards Pre-Show, a 3.6 rating over 3.7 million viewers watching the channel on that date. Let me wrap up with a couple of quick comments on two important items, the free cash flow that we generated for the quarter and just reiterating the point that I made on shoring up the liquidity requirements that we need to close


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                  the AT&T deal. We generated over $200 million of free cash flow in the first quarter of this year, and essentially all of this is driven by results out of the Cable Division. Cash flow for the Cable Division increased over $70 million to $597 million and cap ex declined $155 million. So, when you look at the components of free cash flow, you can see the results of the completion or near completion of the rebuild as cap ex declines and cash flow increases. We deliver the metric that has been talked about for so long in very large numbers, and the outlook for this year is for consolidated, free cash flow generation between $750 million to $1 billion for the year. And my final comment relates to the fact that we have now arranged a $12.8 billion new financing to effect the close of the merger of AT&T Broadband and this financing along with the existing availability gives us over $17 billion of availability, and we will have a need at close between $12 to $13 billion. So, we should have a comfortable cushion over and above of the availability that we have secured. With that, let me pass to Brian for some closing comments before Q&A.

Brian Roberts:    Thank you, John, and thank you, Steve. A fantastic quarter and
                  I think reaffirms our belief and commitment that this is a fantastic industry and Comcast management team in the Cable
                  Division and in Content and in QVC and in the Corporate Group could not be more pleased and proud of where we are as we embark on what is clearly a major challenge and a major opportunity as we get further along here toward closing AT&T
                  Comcast and making it a reality. Talking about AT&T Broadband, we were obviously disappointed with the Cable subscriber losses that they reported, but in the big picture, I think the current management team is doing a lot of the hard work that we all knew needed to be done to begin to move this massive operation in the kind of direction that Comcast today enjoys, and that involves redesigning the Digital package, rebuilding customer care, beginning the cost-cutting effort which they announced that they had reduced the work force and restarting and really reenergizing the all-important rebuild program to get their plant at the same level that our plant now enjoys.
                  But they are a small team, a handful of senior experienced
                  Cable executives who AT&T brought in, led by Bill Schleyer and others, but we can expect and count on building on their efforts when our really army of infrastructure, 250+ strong, is able to work with their existing system management and their team to put the best possible team on the field, but it will be a much, I believe, accelerated program of getting the business moving in a direction that we want it to end up being at. But, there is nothing that I see that deters us on our basic concept which was a "sub is a sub." When we made this transaction, that was basically how it was valued, and when you get to 22+ million customers and you talk about how to integrate it, you do not do that with 22 million at a time.
                  You break it into small units, and that is how we are going to approach it as we being the post-merger planning process. But, the most important metric in analyzing the business is the network rebuild, and they are properly focused on getting that cranked up to begin to improve not just system reliability, but the overall competitiveness and that is what, as they pointed out, seems to be distinguishing or differentiating them from everyone else in the industry and the sooner that rebuild completes, the better, and we are committed to that.
                  But when I step back and certainly take any questions on any subject, John is absolutely right. All the business fundamental metrics are, this is a fantastic moment for the cable industry, and it is ironic, given where the market place is right now, this is the highest revenue and the highest cash flow we have ever reported in the last five years, and at the same time, the new products are selling better than we even thought ourselves, and it is only the first quarter. So, with that, let us open it up to questions, and we have members of all the senior management, as John said, to take your questions.

Operator:         Thank you, sir. Investors wishing to ask a question may signal us by pressing the digit one on your touch tone telephone. If you question has been answered and you wish to be removed from the queue, please press the pound sign. If you are using a speaker phone, please pick up the handset before pressing the numbers. And our first question today comes from Richard
                  Greenfield from Goldman Sachs. Please go ahead, sir.


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Richard
Greenfield:       When you look at the number of boxes for Digital that you are shipping or selling per home, it looks like the number was about 1.8 boxes per home versus your aggregate which was 1.3,
                  1.4. Is that a trend in terms of really focusing on driving multiple boxes that we should expect to continue? And, what is that mean you are doing from a pricing standpoint? Or, is it really more of the new products that you have added onto Digital, like VOD, etc. And, you mentioned the number of about
                  $240 million in free cash flow, John, can you just give us a little bit of clarity on how you get to that number and how much is Cable, how much is QVC, etc.? Thanks.

John Alchin:      Steve, do you want to handle the box and then I will do the free cash flow number?

Steve Burke:      Sure. I am not sure where you are getting the 1.8 boxes per home. I think the real number is more like 1.3.

John Alchin:      That is the number if we look at just the first quarter, the results there Steve show that the additions for the first quarter have customers coming on with on average of 1.8 boxes.

Steve Burke:      I understand. Okay. The basic strategy on Digital that we have right now is to continue to extend Digital with the existing assortment, and then in the second half of the year, to really start to push video-on-demand. Our feeling is that this is something that is going to happen at exactly the right time when we would normally be plateauing Digital. For the first quarter, what we did is sold a certain number of AO, additional outlet, units most of which were at $6.95 to further solidify our very top-end customers, and we will continue doing that in the second or third quarter, but we would see that 1.3 boxes per-home average maybe nudge up a little bit but not dramatically.

John Alchin:      And one of the things we are not sure of, Rich - what was that number in the first quarter last year. We put this out as just additional disclosure because others were doing it this way, but what is really, really important to us is to measure the average revenue per unit. In the fourth quarter, average revenue for the unit for Digital boxes was about $10.45, and here we see an increase to $10.61. So, however these boxes are selling, on average, across the entire base, we are generating
                  $10.61 of revenue per box for each and every box. To hit the question on the free cash flow, $212 million, that is after gross cap ex of $399 million, cash taxes of about $30 million, and net cash interest of $167 million, delivering $212 million for the quarter. That is split approximately 50-50 between Cable and QVC with virtually 100% of the growth in that number coming from Cable because of the metrics of increased cash flow and declining cap ex, as I described in the formal comments.

Brian Roberts:    Let just close with one other point on that question. One of the things that we have now gotten better at is something that is intuitive but it requires a lot of training in having your operation up, and that is having the call centers sell the new products. With the amount of volume of phone calls that we take and for new customer orders, we keep track of something called the DSI, the Digital Sell-In, rate. Our DSI was over 40%. So, whether we are better off selling multiple sets of Digital or a higher product, there is no real sales commission, no marketing cost. Our HIS, our High Speed Sell-In rate is now over 10%. So, all people calling up to get Cable television, we are selling the product much better, and that is something we track every month in every call center around the country and that may also contribute to our ability to now be moving more of these boxes both first and second set boxes and High Speed Data.

Richard
Greenfield:       Thanks a lot. The additional disclosure is really appreciated.

John Alchin:      Thanks, Rich.  Next question?


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


Operator:         I have Niraj Gupta from Salomon Smith Barney. Please state your question.

Niraj Gupta:      Hi. Good morning. First question: John, you talked about how the HSD provisioning costs are down to $7 to $8 a month, which is largely consistent with what you guys have been saying
                  recently. Could you give us a sense of what an all-in,
                  inclusive, incremental cost for each Hi-Speed Data customer is, if you include marketing? Can you guys take a stab at
                  that? The other two questions are: Given what we saw with
                  respect to the QVC domestic margin in the first quarter, i.e., flat year over year, should that be the assumption we carry for the balance of the year? Or, should we expect
                  ever-so-modest margin expansion on top line? Lastly....

John Alchin:      Niraj, how many parts are there to this question?

Niraj Gupta:      Just three, John. So, this will be the last one. On QVC,
                  second question is, do you guys pay Cable MSOs up-front distribution fee each year, like HSN does? In addition to your 5% of revenue, and if so, how do you guys treat that? Is that something you capitalize and amortize below the EBITDA line?
                  Or take through your cash flow? Thanks.

John Alchin:      Let me handle the data question, and the up-front payment
                  question on QVC or maybe I can give that to Bill as well and have Bill handle the margin part of the QVC question. If you look at the Data product, we generated all in, including acquisition costs and everything, approximately 25% operating margin reflecting a month or 6 weeks or so of having relatively smooth operations on our own network. That is an operating cash flow margin on that product that we expect to continue to see improvement throughout the remainder of the year. On a run rate basis, we are currently probably just north of about 30%, 33%, and by year end we expect that number to increase to approximately 40%. So, without giving any other breakdown, that is the profitability that is coming out of that product. Our business in QVC, and I will have Bill add further color to this, is a retail model driven by 5% commissions to each of the MSOs who carry the signal. It does not rely on other launch payments or anything else that is made. Anything else that is done in that model is all relatively immaterial to the overall scheme of things which is driven by the 5% commission line. Bill, do you want to pick up anything else on that and also add color on the margin?

Bill Costello:    Yes, I think that is correct, John, with regard to the launch fees. Every agreement with the cable operators is different and once in a while we might give some additional payments for channel placement, and if we do, and as John mentioned, it is not that material, but when we do that, this would be for getting a lower channel position over a period of years, and that would be amortized and included below the line. It is not really a launch fee per se. With regard to the question on the margin, and I assume you are talking about our EBITDA margin, which was flat, 22.6% this year versus 22.6% last year.
                  Assuming we hit our top line goals, which is revenue increases for the base and QVC.com business in the low double digit area, we should see some improvement in the EBITDA margin, but I would expect somewhere in the area of 25 to 35 basis points throughout the rest of the year. We will not see the phenomenal increases that we have had in the past because I think we are operating the business right now at a very, very high efficiency rate, and although there is some other cost benefits to be had, we have really done a good job over the last several years of wringing out as much as we can. So, I think the leveraging of the fixed cost over a higher revenue base should continue to boost our margin, bottom line, EBITDA margin by about 35 basis points a year.

John Alchin:      Thanks a lot, Bill.  Next question, Operator?

Operator:         Our next question comes from Jeff Dorsey of Wellington
                  Management. Please state your question.

Jeff Dorsey:      No question.  Sorry.

John Alchin:      Thanks, Jeff.  Next question?

Operator:         Our next question comes from Richard Bilotti of Morgan
                  Stanley. Please state your question.

Richard Bilotti:  Good morning. Obviously margins improved in the overall Cable business, and some of that is the acquired properties from last year, but what you did not mention on the call was programming costs trends, and I am specifically interested in understanding now that you are almost done with the rebuilds, what are your programming costs trends looking like going forward? For instance, are program costs increases on the Basic or the Video side lower in systems that have been rebuilt, where you are no longer adding channels? Does that apply, therefore, to next year? Meaning when we look at 2003, if there are no new channel launches on the analog side, do we see some abatement of the growth of programming costs pressure? I am talking about basically programming costs trends X whatever savings that you might get from the AT&T merger, more related to your channel addition strategy and the underlying organic growth of programming.

Brian Roberts:    Okay. This is Brian. Let me take a shot at that. I think you are absolutely right that when the rebuild activity abates, and I do not have a specific breakout done that way, the expanded Basic which is not then adding lots of new products, will just logically begin to slow down. I think we have seen some trends that are encouraging, but what is really part of the equation is constantly trying to tweak the Digital to come up with more and more appealing Digital content such that the Digital package can continue to expand in its revenue, as John was outlining earlier, each year. So, we have found ways and we have layers of Digital, we have a Digital Basic, a Digital
                  Plus, and now we are beginning and what I would like to shift that question to a little bit if I might, is our excitement with VOD, video-on-demand. We really see somewhat of a replication of the Cable model and perhaps an improvement on the Internet model, and that is there will be three buckets of VOD content. For years we have all talked about movies-on-demand, and we are making great progress, and I think you are going to see some announcements this week and next on major studio relationships with various VOD providers, which is going to inure to our benefit, but impulse-on- demand product is one bucket. The second bucket is subscription VOD which is, the best example is if you buy HBO Plus, whether we charge more for that or not is a separate issue or they charge us more or not is a different question, you can access any of the HBO movies or "Sex in the City" or "Sopranos" anytime you want and maybe even earlier than it is broadcast, and these kinds of experimentations are going to be very exciting. But, the latest category is what we are calling "Free VOD" or "Free
                  Video-on-Demand" where if you come into Digital, and this is what Steve was talking about, giving folks a reason to take a Digital box who maybe do not want to subscribe to HBO or Starz or Showtime or who have not yet done Movies-on-Demand that in our 1,500 hours of content that we can put on a Digital server that we will have running this summer in our first market, 750 hours of that 1,500 we are going to offer to the same content companies you are talking about in your question to say, "Would you like to take the best biographies on A&E and have them available to customers, including the commercial," or "Would you like to have the nightly news broadcast rebroadcast any time a consumer wants it until the next night," or a sporting event that they could not watch live but they want to get at any time. It is a controlled personal video recorder where there is a relationship between a content company and the cable company to create the best-of experience for the consumer. In that mix, and the reason I bring this up now, if you take the combined AT&T Comcast around $3.5 billion of content purchasing, can we find ways and win-win ways to expand the content to this new platform, do it in a way where we begin to get the consumer to want to buy or want to push the Okay or the Buy button and pay nothing for it. If you look at the Internet, every time you clicked, if it costs $.10 we all would not be out there surfing the Net the way we are today where it is "free," and I think that it is a marvelous model that we are now in conversations with the content company. So, we do not break out the relationship just by Basic or VOD or new launches or now Digital. It is a relationship on how to make the best value-add using the Cable technology to expand their reach and to make a compelling consumer proposition. All in all, we are quite satisfied with the progress we are making, look forward to testing this new product this summer.

Richard Bilotti:  Thank you very much.

John Alchin:      Next question please, Operator?

Operator:         Our next question comes from Jessica Reif Cohen of Merrill
                  Lynch. Please state your question.

Jessica
Reif Cohen:       Thank you. Your Data growth is phenomenal. Where do you think peak penetration as a standalone ISP will be and how much further can multiple ISPs take your business? Could you also comment, given the growth in margins throughout the year, where do you think peak margins on this side of the business will be?

Brian Roberts:    Well, let me kick it over to Steve after one up-front comment on Data growth because I think you are absolutely right. Given the transition, and in fact, if you look at the weekly ad rate, in January it was what John?

John Alchin:      We started out at less than 5,000, and we are now doing very close to 10,000 a week.

Brian Roberts:    So, the trend is only getting better, and one of our problems,
                  Jessica, is really knowing where does Data, where does Digital end. Our goal is to keep coming up with compelling propositions in the description of the product that just makes that answer unlimited or unanswerable at this moment. So, what are we doing in Data? Well, one thing would be multiple ISPs, and as you know, we announced United On-Line, Net Zero. AT&T
                  Broadband announced Juno and a regional Massachusetts ISP. We really do believe that again, in a win-win, non-governmentally-mandated way multiple ISPs can help us. We are working with other broadband content, just as with VOD to enhance Digital, whether that is voice-over-IP or whether that is folks like Real Networks and what they are doing or whomever, we want to create the experience. But, the first job was to stabilize the network, to get it to perform better than the at-home network was performing, to allow us to have multiple ISPs, and finally and probably most importantly, was to get it to DOCSIS 1.1 so that we can begin to differentiate the experience by charging people who are interested in more consumption more and people who are interested in more speed more and people who may be interested in always-on but not high-speed less, and to have bandwidth-on-demand and to also have the ability to have two-way at higher bandwidth rates, which is what Cable Labs is working on. All of that is what was the benefit of this painful conversion that we had to go through, and I think we did a fabulous job. Steve?

Steve Burke:      Well, if you look at our mature markets, we have penetrations significantly in excess of 20% now. We also have in many of our markets, our on-line sell-in rate, in other words the percentage of people who are new to Cable who would move in, who also take on line is over 20%. So, I think going over 20% with the existing configuration should be no problem at all.
                  We look at this in a similar way to Digital in that you keep evolving the product and you need each evolution to occur before the life cycle starts to flatten. The type of things that we are working on now that we have our own network, Brian mentioned tiering introducing a tier above the $45 rate and also eventually introducing a tier below, although I think you have to be careful with cannibalization before you do that.
                  Multiple ISPs we see as being additive to the business. I think the track record at Time Warner Cable with Earthlink and AOL would suggest that they really are getting a lift. So, we are excited about that. And then new products, home networking, we think is clearly an opportunity to get an extra
                  $10, $15, $20 a month in recurring revenue. Security we have some ideas on a security product, and their audio, gaming, streaming media, etc., and I think the idea is as with Digital, once you get a cable modem in someone's house, that is just the beginning, and you keep refining and making the product more rich so that you can layer on more revenue and drive penetration deeper.

John Alchin:      Next question please, Operator?

Operator:         Our next question comes from Raymond Katz of Bear Stearns.
                  Please state your question.

Raymond Katz:     Good morning. Two things. First of all, Digital penetration, it looks like it is going to be close to 30% by the end of the year, and I am sure there are systems where you are at that now. Could you talk to us about spectrum, analog spectrum recapture, can you start that soon if you are at 30% and you are pushing all your premium customers now onto Digital? Can you get that recaptured soon? What should we expect rolling forward, say, a handful of years, what would use that spectrum for? Brian, can you just elaborate a little bit more on the model VOD that you talked about? Specifically with the Movies-on-Demand and Release Windows?

John Alchin:      Steve, go ahead.

Steve Burke:      Well, in terms of Digital penetration growing and recapturing analog Spectrum, our feeling is that the Cable business is a gradual business. So, what has been happening to us as we have had individual systems reach penetrations up in the 25%, 30% range is we have started to recapture analogue spectrum already, and we have done it, we have taken back pay-per-view channels. We have taken back, in some cases, analog pay channels. So, that is a process that has been occurring. That process will accelerate as Digital reaches a higher penetration level. In terms of usage, I think the most immediate major use is going to be Video-on-Demand where we have allocated four analog channels to Video-on-Demand but have a feeling that our Video-on-Demand product, as Brian described, could be robust enough that you may want to allocate more than four analogue channels, which I think would ultimately be a good problem to have because it would indicate that simultaneous usage would get above 10% and into the 15%, 20%, 25% range which would indicate that the product would be going into a completely different level of attractiveness which, after all, is really the purpose of the on-demand strategy that we are looking at expanding.

Brian Roberts:    I think one of the things with Movie Windows is obviously the desire in the cable industry to over time find a model to move them from where they are today closer to home video and in some event-type cases, even try to play around with some special events only on cable where, who knows? Maybe it is earlier or a sneak preview or whatever. In order to do that, we have to get the product going, and I think we are going to show some real progress in that regard, and the model will allow for the studio, movie by movie, company by company, to determine if it wants to begin to experiment with different ways of making this more attractive. At the same time, what we are talking about in the free world is getting people used to pushing and getting what they want now. Give them a sample, give them something that they want, and of course, for the broadcast network, if I just did "60 Minutes" and I am throwing it away until next week, and it does not have a shelf- life value, and they can re-sell the advertising and (inaudible)...their rating, is that not something, and to advertise their network, why would we not want to offer that product? And, that gets people used to click and watch, and then one day they see a movie, they click, and they buy. I think if you could do the Internet all over again, you would have a lot of surfing around and you would have a lot of levels of clicking that would have some fees, but the free nature of it was critical to its success, and I believe that is a little bit of what we are thinking about while we are waiting for the volumes and the dollars to allow for more meaningful events to premier in Cable.

John Alchin:      Next question please, Operator?

Operator:         Our next question comes from Alan Gould of JP Morgan. Please state your question.

Alan Gould:       Yes, thanks. Two questions. John, can you tell us a little more about the (inaudible)...you have set up? What is the average life of the security is?

John Alchin:      Alan, we are having trouble hearing you.  Can you speak up?

Alan Gould:       Is that better?

John Alchin:      Oh, that is way better.  Thank you.

Alan Gould:       Can you tell us a little bit about the debt line that you
                  have? What is the average interest rate? What the debt maturities are? How much you plan to eventually have fix floating? And secondly, what do you expect your price increases of Basic Cable to be this year?

John Alchin:      Steve, do you want to handle the price increase?
                  (inaudible)...already.

Steve Burke:      Yes. In terms of price increases, we would be in the same
                  range that we have been over the last few years, which is 5% to 6%.

Alan Gould:       And those happened in the first quarter, Steve?

Steve Burke:      No, those come in throughout the year. We have a lot of
                  increases in the August through November timeframe. They sort of come in ratably. We do not have a particular day and time when all 8.5 million subscribers take increases; it comes in over time.

John Alchin:      And, Alan, our average cost of debt is under 6% at the end of the first quarter, it was about 5.89%. We have a relatively high ratio of fixed to floating at the moment in the 85 to 15 range. I think, going forward, we have something that we manage constantly. We have had ratios more consistently over time in the 60-40 range. Obviously what we draw down at closing of the merger at the outset absent any activity in the bond market in anticipation or in advance of closing would result in initial drawings being 100% floating, taking this number down dramatically from the 85- 15 that we are at now.
                  And, then subsequently, if we did any bond offering into the market place, we would have the ability through hedging to do swaps back from fixed back to floating. So, somewhere between 60-40, 75-25 is where we have historically been.

Alan Gould:       Okay, thank you.

John Alchin:      Next question please, Operator?

Operator:         Our next question comes from Tom Wolzein of Sanford Bernstein.
                  Please go ahead.

Tom Wolzein:      Good morning, gentlemen. Related in two parts. One, how you are on the maturity of the debt going forward. Secondly, does the fact that you have solved the cash needs for closing, are you okay for the following year for your cash needs, and does all of this reduce any pressure on you to try to do a fast resolution, perhaps having to pay taxes on TWE?

John Alchin:      Sorry, Tom, I did not mean to duck the maturity issue. We have very modest maturities on our own balance sheet in the 2002, 2003, 2004 timeframe. The facilities that we put in place for the AT&T merger involve financings that are about 50-50 split between longer term, 2 to 5 years, and short term being 364 days facilities. The 364 day component of the financing arrangement is directed primarily at giving us a bridge into the bond market, and yes, the financing we have arranged takes into account virtually any need that we can see from here through the next 18 to 24 months.

Brian Roberts:    I do not want to comment on TWE publicly except that we are hopeful to get a private resolution, but that conversation is best left to private discussions. It is ongoing.

John Alchin:      Do we have one last question, please, Operator?

Operator:         Our final question comes from Michael Kupinski of AG Edwards &
                  Sons. Please go ahead.

Michael
Kupinski:         Thank you. With the company's focus on advertising, given the merger and the platform that you had so eloquently talked about, how interested in getting those LA systems and consolidation in the LA market, especially with the prospect of Adelphia LA systems on the market, and I know AT&T owns an interest in those, could you acquire those Adelphia systems prior to the approval of the merger? And are lawmakers looking at the aggregate number of subscribers given the AT&T partnerships and ownerships that you might have, could you roll up some of those companies' insistence without the ire of Congress? So, perhaps if you could just give us an update on some of your hearings or what the Senators had concerns of yesterday?

Brian Roberts:    Last week. This is Brian. Let me say that we were, what you are referring to is the Senate Judiciary Subcommittee Hearing that took place on the merger, and people have to draw their own conclusions although a number of the Senators commented that they did not see an anti-trust issue with the merger. So, we were pleased with that, and I think it was a very good and fair hearing and do not anticipate anything that would have changed our estimate of when the deal will close. If anything, we are hoping to make it happen a little sooner, not a little later, but we will stand by our estimates at this point.
                  Rather than getting into any specific market and specific potential transactions by other companies, I would just say that the government is looking at it in aggregate. There could be lots of swapping that goes on. We are not any, at this point, we have plenty to work on if we can make it less markets with more concentration in those markets for the way we run the business in the clusters, that is always desirable and whether that is adding one particular cluster or getting out of a particular cluster and adding systems that are contiguous somewhere else, we will leave that to others, but we are not looking at anything except how to get the new company to have the kind of margins that our company today enjoys with the kind of new product success and with the kind of focus on operations that I think has made results like today possible. That is really where we are focused, and any one individual market is not the center of attention at this point.

John Alchin:      Thank you, all. We are available for anybody who has any
                  follow-up questions. So, look forward to another great quarter and a terrific year. Thank you.

Operator:         Thank you. There will be a replay immediately following
                  today's conference call, and it will run through tomorrow night at midnight. The dial-in number is 630-652-3000, and the passcode is 5605377. Once again the number for the replay is 630-652-3000, and the passcode is 5605377. A recording of the conference call will also be available on the company's Web site. This concludes today's teleconference. Thank you for participating. You may all disconnect.

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                                       13